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                          MORGAN STANLEY FEDERAL SECURITIES TRUST
                                1221 AVENUE OF THE AMERICAS
                                  NEW YORK, NEW YORK 10020

December 30, 2004

VIA EDGAR

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Larry Greene

Re:   Morgan Stanley Federal Securities Trust (the "Fund")
      Post-Effective Amendment No. 22
      (File Nos. 33-10363; 811-4917)

Dear Mr. Greene:

     As you requested in a telephone conversation held on December 20, 2004 and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

     - the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     - the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     - the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                        Morgan Stanley Federal Securities Trust

                                           By:   /s/ Amy R. Doberman
                                                 ------------------------
                                                     Amy R. Doberman
                                                     Vice President